FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

ROGERS WIRELESS INC.
(Translation of registrant's name into English)

One Mount Pleasant Road, 16th Floor
Toronto, Ontario M4Y 2Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS WIRELESS INC.

By:	/s/ Graeme McPhail
Graeme McPhail
Vice President, Associate General Counsel

Date:	September 20, 2005

Exhibit Index

Exhibit
Number	Description

99.1	News Release dated September 20, 2005 - Vidéotron and Rogers Wireless Execute Mobile Wireless Services Agreement